UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024, Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Six Months Ended June 30, 2025 and 2024, and Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024 of BGIN BLOCKCHAIN LIMITED
99.2	Press Release – BGIN BLOCKCHAIN LIMITED Reports Unaudited Financial Results for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: November 14, 2025	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

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